GPT
GENERAL PROPERTY TRUST

Company – GPT Management Limited
File No 34819

RECEIVED

2004 NOV 16 A 11:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

11 November 2004

GPT Management Limited
ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9236 6020

GPT@lendlease.com.au

www.gpt.com.au

04046542

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

SUPPL

Dear Sir

Re: Company: GPT Management Limited
File No: 82- 34819

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
10/11/2004	GPT Considers Stockland Offer Not Superior to LLC Proposal
10/11/2004	Request for Trading Halt
08/11/2004	GPT Advised of Stockland Proposal
08/11/2004	Trading Halt
04/11/2004	Letter to Shareholders
02/11/2004	September Quarter Operational Update

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

Yours faithfully
GPT Management Limited

James Coyne
Legal Counsel and Company Secretary

12/7

22574

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement and Media Release

GPT CONSIDERS STOCKLAND OFFER IS NOT SUPERIOR TO LEND LEASE PROPOSAL AND CONFIRMS THAT THE GPT UNITHOLDER MEETING WILL PROCEED ON 17 NOVEMBER TO CONSIDER THE RECOMMENDED MERGER WITH LEND LEASE IN THE ABSENCE OF A SUPERIOR PROPOSAL BEING RECEIVED PRIOR TO THIS TIME

10 November 2004

On 6 August 2004, GPT and Lend Lease announced their intention to merge to form a single, stapled group. This proposal has been unanimously recommended by the GPT Board comprising its Independent Directors: Peter Joseph (Chairman), Malcolm Latham, Elizabeth Nosworthy and Ken Moss. For the purposes of considering the Lend Lease proposal, a notice of meeting and explanatory memorandum dated 15 October 2004 was sent to GPT unitholders convening a meeting on 17 November 2004 at 2:30pm.

This meeting is the culmination of an open and transparent process and is pursuant to a published timetable covering several months. It has been open to any party to lodge a "superior" offer during that time. That is the only circumstance that would or should give rise to a postponement of the meeting.

Merger Implementation Agreement with Lend Lease

Under the Merger Implementation Agreement entered into between GPT and Lend Lease, the GPT Independent Directors are not permitted to change their existing unanimous recommendation in favour of the Lend Lease proposal unless a proposal emerges which the GPT Independent Directors consider superior to the Lend Lease proposal[1]. GPT is also required under the agreement to complete the transaction steps in accordance with the agreed timetable, including holding the meeting of GPT unitholders by 17 November 2004[2]. GPT is entitled to terminate the agreement if a competing proposal emerges which the Independent Directors consider is superior.

Takeover Offer from Stockland

At a time of their choosing, namely 8 November 2004, Stockland Property Group (Stockland) announced an intention to make a takeover bid for all of the units in GPT. **In the context of the Lend Lease proposal and the obligations of GPTML to Lend Lease under the Merger Implementation Agreement, the key issue for GPT Independent Directors is to consider whether the Stockland proposal is superior to the Lend Lease proposal.**

Stockland released an announcement and presentation to the ASX on 8 November 2004. GPT has relied on this information in assessing Stockland's offer. GPT notes that Stockland does not expect to release its Bidder's Statement until after the GPT unitholders' meeting.

GPTML has engaged independent expert Grant Samuel & Associates to provide an opinion on whether the Stockland proposal is superior to the Lend Lease proposal.

[1] Refer to clause 4.5(b) of the Merger Implementation Agreement on page 270 of the GPT explanatory memorandum.
[2] Refer to clause 4.2 of the Merger Implementation Agreement on page 269 of the GPT explanatory memorandum.

Based on an assessment of the information released by Stockland on 8 November 2004, GPT's existing knowledge of Stockland and its assets, and having received advice from GPT's advisers and an opinion from independent expert Grant Samuel, the GPT Independent Directors have concluded that the Stockland proposal is not superior to the Lend Lease proposal. A copy of the Grant Samuel opinion is attached.

Financial Assessment

The GPT Independent Directors have compared the value of the respective proposals from Lend Lease and Stockland and make the following observations (which need to be read in conjunction with the opinion received from Grant Samuel):

- The Stockland offer has an implied value per GPT unit of $3.57 (adjusted for accrued distribution entitlements) using the close price on 9 November 2004 (being the first day of trading post announcement of the offer) as a guide to the value of Stockland's scrip consideration.
- Using the market price for GPT as a proxy, the value of the Lend Lease proposal was $3.72 based on the GPT 1 month VWAP prior to announcement of the Stockland offer.

We also make the following observations concerning the key financial parameters of the Stockland offer and Lend Lease proposal:

- The Lend Lease proposal provides GPT unitholders with a pro forma FY05 distribution of 26.4 cents per unit representing a 17% increase on GPT standalone for the same period, compared with a smaller 7% increase to a pro forma FY05 distribution of 24.1 cents per unit under the Stockland offer.
- The pro forma gearing of the merged group at 30 June 2004 is broadly comparable being 31.6% and 27% respectively under the Lend Lease proposal and Stockland offer. Both of these are under the prevailing LPT sector average.
- The NTA per GPT unit of $2.50 is higher under the Stockland offer than the $2.12 per GPT unit under the Lend Lease proposal.

Grant Samuel's opinion (attached) supports the conclusion of the Independent Directors that the Stockland proposal is not superior to the Lend Lease proposal.

Non-Financial Considerations

The GPT Independent Directors acknowledge the considerable differences between the merged GPT/Lend Lease group and under a merger of GPT and Stockland.

The merged GPT/Lend Lease would:

- be a diversified property group which derives 71% of EBIA from GPT's existing high quality portfolio combined with significant investment assets in the UK and US;
- derive 29% of EBIA from active property businesses including: residential development and masterplanned communities in Australia and the UK; an established wholesale funds management business in Australia, Asia and the UK; a broad based construction business focussed on the UK, Australian and US markets; and
- feature approximately 25% of earnings sourced offshore with an established platform for growth. In this regard we note that Lend Lease's stated policy is to substantially hedge current year foreign earnings; and we note recent comments made concerning Bovis' risk profile, and that Bovis' lump sum construction business is forecast to contribute 8% of merged group EBIA in FY05.

The merged GPT/Stockland would:

- be a diversified property group with approximately 16% of EBIT from active property businesses principally residential development plus a modest contribution from the newly established wholesale funds management business;
- derive 84% of EBIT from its investment portfolio which will be of somewhat lower quality when compared with the existing GPT portfolio; and
- be domestically focussed with a marginal contribution from investment assets in New Zealand.

GPT believes that such non-financial considerations should already be reflected in the market prices.

In addition, investors have raised and the GPT Independent Directors' have given consideration to the following:

- risk around integration of the GPT portfolio, including adequate staffing to manage the GPT portfolio;
- the relative skills and capabilities of the two groups, particularly as relates to regional shopping centres;
- the size and complexity of GPT's redevelopment pipeline;
- the balance of cash and scrip in the respective offers; and
- availability of choice to GPT unitholders.

The Lend Lease proposal and Stockland offer present different futures for GPT unitholders with attendant opportunities and risks. In summary, the Lend Lease proposal offers higher growth and higher risk but with greater diversity in the sources of earnings. The Stockland proposal appears to offer lower growth, has a different risk profile and less diversity in earnings. The key factor is therefore to assess the risk-adjusted total return to GPT unitholders under the two alternatives.

In the absence of a formal forecast from Lend Lease or Stockland beyond 30 June 2005 it is difficult to be definitive about their respective growth and total return expectations. However based on our previous assessment of Lend Lease's proposal and publicly available information, we believe the Lend Lease profile has higher growth potential albeit with greater risk than under the Stockland offer.

We cannot express an objective opinion that the Stockland proposal is superior with respect to the non-financial considerations, as this is a matter of personal preferences for GPT unitholders. In this regard we also note that the Lend Lease proposal contains a number of options for unitholders to accommodate their individual circumstances and their appetite for risk, including the option to cash out.

Conclusion

Taking into account the factors above, as well as the fact that the market prices should reflect investors' assessment of many of the non-financial factors, and considering the relative offer value of the Lend Lease and Stockland proposals, the GPT Independent Directors have concluded that the Stockland offer is not superior to the existing Lend Lease proposal.

Unitholder Meeting to Proceed

GPT confirms that the meeting of unitholders will take place on Wednesday, 17 November 2004 at 2:30pm at Wesley Conference Centre, 220 Pitt Street, Sydney to consider and if thought fit pass the resolutions to give effect to the Lend Lease proposal. GPT's Independent Directors unanimously recommend that unitholders vote in favour of the Lend Lease proposal in the absence of a superior proposal.

Corporate Governance

In light of the connections between GPTML and Lend Lease, GPTML has taken steps to ensure the independence and integrity of the processes by which the Independent Directors of GPTML evaluate and make recommendations to GPT unitholders in relation to both the Stockland and Lend Lease merger proposals. This has included the appointment of Blake Dawson Waldron as a governance adviser and the adoption of a Governance Protocol.

On the basis of Blake Dawson Waldron's observations and from the information provided to Blake Dawson Waldron, they have confirmed they are satisfied that the Independent Directors and their advisers have undertaken an appropriate evaluation of the competing proposals and that the Governance Protocol has been complied with.

ENDS

Enquiries

For further information please contact:

Nic Lyons
Chief Executive Officer
General Property Trust
(02) 9237 5816

Martin Debelle /Graham Canning
Cannings
(02) 9252 0622

The GPT Notice of Meeting and Explanatory Memorandum is also a prospectus for Lend Lease Corporation Limited shares. It was lodged with the Australian Securities and Investments Commission on 15 October 2004. The offers of the Lend Lease shares will be made in the prospectus. Anyone wishing to acquire the shares must be a member of General Property Trust (ARSN 090 110 357) on the record date specified in the prospectus.

GPTML as the responsible entity of the General Property Trust is the issuer of GPT units. The Lend Lease Notice of Meeting and Explanatory Memorandum is also a product disclosure statement for GPT units. It was distributed to the holders of Lend Lease shares on 18 October 2004. Lend Lease shareholders should consider the product disclosure statement for the GPT units in deciding whether to acquire the GPT units

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

10 November 2004

The Independent Directors
GPT Management Limited
(as responsible entity for General Property Trust)
30 The Bond
30 Hickson Road
Millers Point NSW 2000

Dear Sirs

Takeover Offer by Stockland Group

1 Introduction

On 8 November 2004, Stockland Group ("Stockland") announced a takeover offer ("the Stockland offer") for all units in General Property Trust ("GPT") of 0.608 of a Stockland stapled security for each GPT unit.

A proposal to merge GPT with Lend Lease Corporation Limited ("Lend Lease") to form the Lend Lease Group (the "Lend Lease proposal") is to be considered at a meeting of GPT unitholders to be held on Wednesday, 17 November 2004. The Merger Implementation Agreement provides that GPT Management Limited is bound to proceed with this meeting unless a superior alternative proposal is put forward.

The Independent Directors of GPT Management Limited have requested Grant Samuel & Associates Pty Limited ("Grant Samuel") to provide independent advice as to whether the Stockland offer is superior to the Lend Lease proposal. Grant Samuel had previously been engaged by the Independent Directors to prepare an independent expert's report in relation to the Lend Lease proposal. That report has been despatched to GPT unitholders.

2 Conclusion

In Grant Samuel's opinion the Stockland offer is not superior to the Lend Lease proposal.

3 Comparison of Value to GPT unitholders

The value to GPT unitholders from either proposal will be determined by the prices at which securities issued to GPT unitholders trade post acquisition or post merger. In the case of the Lend Lease proposal, there is reasonably reliable market evidence of the likely price at which stapled securities in Lend Lease Group will trade.

GPT units have traded in the range $3.66-3.80 in the month to Friday, 5 November 2004, closing at $3.73 with a one month volume weighted average price of $3.72:


GPT - Unit Price
(6 Oct 2004 - 5 Nov 2004)
Price
$3.90
$3.80
$3.70
$3.60
$3.50
$3.40
$3.30
6-Oct
7-Oct
8-Oct
11-Oct
12-Oct
13-Oct
14-Oct
15-Oct
18-Oct
19-Oct
20-Oct
21-Oct
22-Oct
25-Oct
26-Oct
27-Oct
28-Oct
29-Oct
1-Nov
2-Nov
3-Nov
4-Nov
5-Nov

The trading in GPT units during this period:

- involved relatively high levels of trading activity. Average daily turnover for this one month period was 8.7 million units;
- reflected the information set out in the Explanatory Memoranda issued by Lend Lease and GPT on 15 October 2004; and
- indicated a level of consistency between the Lend Lease share price and the GPT unit price, taking into account the terms of the Lend Lease proposal. This suggests that there has been a degree of confidence in the market that the Lend Lease proposal would complete.

Accordingly, Grant Samuel believes that the share prices in this period are strong prima facie evidence of the market's expectation of the price at which securities in the merged Lend Lease/GPT group would trade following implementation. On this basis, a reasonable estimate of the value of the Lend Lease proposal is around $3.72 per GPT unit.

The view expressed by Grant Samuel in its independent expert's report on the Lend Lease proposal that Lend Lease stapled securities would trade at yields in the range 7.1-7.4%, corresponding to prices of $3.55-3.67 per GPT unit, can be considered to be conservative in the light of recent trading prices for GPT units and the falling yields in the property trust sector generally. Grant Samuel's report was dated 8 October 2004. In our view, the current market price is a more reliable measure of the value of the Lend Lease proposal than our estimate made over a month ago.

RECEIVED

2004 NOV 16 A 11:41

Future trading prices for Stockland stapled securities, should Stockland acquire GPT, are subject to greater uncertainty. There are three issues:

- the Stockland offer was announced after a strong upward price movement in recent months:


Stockland - Security Price
(1 July 2004 - 5 Nov 2004)
$6.20
$6.00
$5.80
$5.60
$5.40
$5.20
$5.00
Price
1-Jul
12-Jul
21-Jul
30-Jul
10-Aug
19-Aug
30-Aug
8-Sep
17-Sep
28-Sep
7-Oct
18-Oct
27-Oct
5-Nov

The Stockland price reached an all time high on Friday 5 November 2005, closing at $6.09;

- GPT is a very large acquisition for Stockland, approximately doubling its size. The acquisition can be expected to impact on the market valuation of Stockland. The purchase of such a large portfolio of property assets at low yields raises the issue of the potential dilution of growth prospects; and

- the best market evidence of the value of the offer is the Stockland trading price post the announcement of the proposed acquisition but there has been only one day's trading in which to digest the impact of the acquisition. The Stockland security price fell back to close at $5.96 on Tuesday, 9 November 2004. Further movement is likely as the market absorbs the implications of the proposed acquisition and evaluates its prospects of success.

The value attributed to the Stockland offer will vary in line with movements in the Stockland price and needs to reflect differences in distribution entitlements. At yesterday's closing price of $5.96, the value of the Stockland offer is $3.57 per GPT unit, well below the value of the Lend Lease proposal at around $3.72. Even at a Stockland price of $6.10, the value of the Stockland offer at $3.66 is below $3.72:

Value of Stockland Offer per GPT Unit		
Stockland Price	Value of Stockland Offer - Unadjusted	Value of Stockland Offer - Adjusted[1]
$5.80	$3.53	$3.48
$5.96	$3.62	$3.57
$6.10	$3.71	$3.66

1 The prices of Stockland securities and GPT units effectively include some element of accrued distributions. In order to adjust for the differences between the accrued distribution entitlements, the value of the Stockland offer should be reduced by approximately 5 cents per GPT unit. The 5 cents reflects the Stockland distributions that the GPT unitholders will not be entitled to of approximately 13 cents per Stockland security (accrued during the period 1 July to 9 November 2004) and the GPT distributions of approximately 3 cents per unit (accrued during the period 1 October to 9 November 2004) that GPT unitholders will be entitled to. An alternative method of calculation is to ignore the accrual period and simply allow for the full distributions. On this basis the differential would be approximately 7 cents.

Accordingly, the Stockland offer is clearly not a superior proposal from a financial point of view.

4 Comparison of Financial Parameters

The financial impact of the Lend Lease proposal and of the Stockland offer for GPT unitholders is different. The table below summarises the key differences between the two proposals:

Comparative Financial Parameters		
	Lend Lease Proposal[2]	Stockland Offer[3]
Earnings and Distributions		
Earnings per GPT equivalent unit (FY05)	24.2c[4]	24.4c
% uplift[5]	+7.6%	+8.4%
Distributions per GPT equivalent unit (FY05)	26.4c[4,6]	24.1c
% uplift[5]	+17.3%	+7.1%
Distribution payout ratio	109%	Approx 99%[7]
Financial Position and NTA		
NTA[8] per GPT unit	$2.12[4]	$2.50
Gearing[9]	31.6%	27.0%

The increases in earnings per GPT equivalent unit are expected to be broadly similar under each proposal. However, distributions per GPT equivalent unit are expected to increase by a greater amount under the Lend Lease Proposal than the Stockland Offer. The 24.2 cents earnings per equivalent GPT unit under the Lend Lease proposal is stated on a post merger adjustments[10] basis. Prior to merger adjustments, the earnings per equivalent GPT unit would be 26.4 cents.

The Stockland offer would result in higher net tangible assets per equivalent GPT unit and lower gearing than under the Lend Lease proposal. The differential in net tangible asset backing is largely due to the difference between Lend Lease's business and Stockland's business and the relative premiums at which they trade to NTA (which in turn reflects the different nature of the two businesses). The differential in gearing reflects the fact that under the Lend Lease proposal, GPT unitholders will receive both scrip and cash for their units.

These factors are all relevant but should already be reflected in the market prices.

5 Qualitative Factors

A merged Lend Lease/GPT will have a different business mix than a merged Stockland/GPT. The Lend Lease business is regarded as both higher risk and higher growth than the Stockland business although investment properties would provide in excess of 70% of Lend Lease/GPT proforma 2005 earnings after tax. While Stockland has some development activities, construction and development would represent a larger component of the Lend Lease/GPT business. Lend Lease/GPT would also have a greater offshore

2 Data based on GPT Information Memorandum dated 15 October 2004 unless otherwise specified.

3 Based on Stockland offer announcement dated 8 November 2004 unless otherwise specified.

4 Assumes the special distribution and capital distribution totalling 65.6 cents are reinvested in stapled securities at a price equal to the pricing implicit in the merger (ie $10.75 per Lend Lease share).

5 Uplift based on GPT standalone forecast per GPT Information Memorandum dated 15 October 2004.

6 Distributions per stapled security are based on a payout ratio of 100% of earnings per unit after adding back: amortisation of goodwill and intangibles; profit from development and construction that would have been earned by Lend Lease but is eliminated on consolidation; and deferred tax in relation to distributions paid to Lend Lease by GPT on the units Lend Lease subscribes for as part of the proposed Merger.

7 Assumes continuation of Stockland's existing payout policy of 100% of trust income and 90% of corporation earnings.

8 NTA = Net tangible assets

9 Gearing defined as total debt to total tangible assets

10 Merger adjustments comprise inter-entity eliminations of $41 million, $12 million of deferred tax on unstapled units and a further $8 million adjustment to align Lend Lease and GPT accounting treatment.

component of its business. Different investors will have a range of views on these issues. Some will prefer lower risk income from passive property ownership, while others will prefer higher growth. These factors do not make one proposal better than the other. In this context:

- a focus only on risk provides an incomplete analysis of the merits of an offer. Any comparison of alternative proposals must also involve consideration of potential returns. There is an expectation that total returns from Lend Lease/GPT will be higher than those of Stockland/GPT. They are likely to trade at similar yields (in fact the Lend Lease/GPT yield is anticipated to be higher at around 7.0% compared to 6.6% for Stockland/GPT) but Lend Lease post the merger with GPT is targeting higher earnings growth of 7% (i.e. total expected return of 14%). Stockland post the acquisition of GPT is expected to have significantly lower growth. Stockland's forecast FY2005 growth of 5% combined with GPT's stand alone growth of 3.0-3.5% would give a weighted average figure of around 4% and a total expected return of around 10.6%;

- the risks of Lend Lease are well known. It is reasonable to assume that, in a well informed liquid market, Lend Lease's share price reflects the market's collective judgment on these factors (i.e. it is a risk adjusted price); and

- the change in the nature of GPT unitholders' investment that would be caused by the Lend Lease proposal has been made clear to GPT unitholders and its influence would have been incorporated in the trading price of both GPT units and Lend Lease shares.

6 Limitations

This advice has necessarily been prepared in a short time frame and it is based on public information on Stockland including the information Stockland has released on its offer. Grant Samuel has no reason to believe that the market is not fully informed about Stockland. It is publicly listed, extensively traded and subject to ASX continuous disclosure obligations. We are confident that access to non public information about Stockland would not lead us to change the opinion in this letter. Such a change would require us to form the view that Stockland had been under valued because of non-disclosure of information.

This advice is solely to assist the Independent Directors in their decision in relation to proceeding with the unitholders meeting on Wednesday, 17 November 2004. This letter should not be used for any other purpose and in particular this is not investment advice for unitholders. Any decision by unitholders in relation to the Lend Lease proposal or the Stockland offer should be based on documents prepared for that purpose having regard to their individual circumstances.

Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

TO:CAO

AAR SYDNEY L20

GPT

GENERAL PROPERTY TRUST

Company - GPT Management Limited
File No 34819

Andrew Black
Australian Stock Exchange Limited
Level 6
20 Bridge Street
SYDNEY NSW 2000

By Facsimile: (02) 9241 7620

Dear Andrew

Request for Trading Halt

I request a trading halt in the securities of General Property Trust immediately.

The trading halt is requested pending an announcement by General Property Trust in response to the Stockland announced intention to make takeover offers on 8 November 2004.

I request that the trading halt remain in place until release of the General Property Trust announcement later this morning.

General Property Trust is not aware of any reason why the trading halt should not be granted.

Yours sincerely,

James Coyne
Company Secretary

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement & Media Release

GPT ADVISED OF STOCKLAND PROPOSAL

8 November 2004

The Board of GPT has been advised of a proposal from Stockland to acquire all of the units in GPT.

The GPT Board and management are conscious of the need to consider the Stockland proposal urgently and advise unitholders about the relative attractiveness of the Stockland and Lend Lease proposals.

In considering the Stockland proposal, the GPT Board will be comprised of only the independent directors, Peter Joseph (Chairman), Malcolm Latham, Elizabeth Nosworthy and Ken Moss, as was the case for considering the Lend Lease proposal.

The GPT Board will provide further advice to unitholders as soon as practicable.

The GPT Board and management continue to retain independent advisers: Macquarie Bank, as financial adviser; Allens Arthur Robinson as legal adviser and Blake Dawson Waldron as adviser on governance processes for purposes of evaluating the proposals.

ENDS

Enquiries

For further information please contact
Nic Lyons
Chief Executive Officer
General Property Trust
(02) 9237 5816

Martin Debelle /Graham Canning
Cannings
(02) 9252 0622

Governance

In light of the connections between GPT Management Limited ("GPTML") and Lend Lease, GPTML has taken steps to ensure the independence and integrity of the processes by which the Independent Directors of GPTML evaluate and make recommendations to GPT unitholders in relation to both the Stockland and Lend Lease merger proposals, this has included the appointment of Blake Dawson Waldron as a governance adviser and the adoption of a Governance Protocol.

TO:CAO

Company - GPT Management Limited
File No 34819

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

8 November 2004

GENERAL PROPERTY TRUST

TRADING HALT

The securities of GENERAL PROPERTY TRUST (the "Trust") will be placed in pre-open at the request of the Trust, pending the release of an announcement by the Trust. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 10 November 2004 or when the announcement is released to the market.

Security Code: GPT

Sean Ward
Senior Companies Adviser

GPT

GENERAL PROPERTY TRUST

GPT Management Limited ABN 94 000 335 473 as Responsible Entity and Trustee of General Property Trust ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder Service Centre
Freecall 1800 025 095
Facsimile 02 9383 8146

GPT@lendlease.com.au

www.gpt.com.au

4 November 2004

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

By electronic lodgement

Dear Sir

General Property Trust

In accordance with Listing Rule 3.17, enclosed is a reminder letter sent to Unitholders in connection with the proposed merger of General Property Trust with Lend Lease Corporation Limited

Yours faithfully
GPT MANAGEMENT LIMITED

James Coyne
Company Secretary

The GPT Notice of Meeting and Explanatory Memorandum is also a prospectus for Lend Lease Corporation Limited shares. It was lodged with the Australian Securities and Investments Commission on 15 October 2004. The offers of the Lend Lease shares will be made in the prospectus. Anyone wishing to acquire the shares must be a member of General Property Trust (ARSN 090 110 357) on the record date specified in the prospectus.

GPT Management Limited as the responsible entity of the General Property Trust is the issuer of GPT units. The Lend Lease Notice of Meeting and Explanatory Memorandum is also a product disclosure statement for GPT units. It was lodged with the Australian Securities and Investments Commission on 15 October 2004 and is expected to be distributed to the holders of Lend Lease shares on or about 18 October 2004. Lend Lease shareholders should consider the product disclosure statement for the GPT units in deciding whether to acquire the GPT units.

Company - GPT Management Limited
File No 34819

GPT

GENERAL PROPERTY TRUST

29 October 2004

GPT Management
Limited ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9383 8146

GPT@lendlease.com.au

www.gpt.com.au

Dear Unitholder

We refer to our letter to you dated 18 October 2004 which enclosed the Notice of Meeting and Explanatory Memorandum and other documents in relation to the proposed merger of GPT and Lend Lease. This document contains important information about the future of your investment and requires your attention.

IT IS IMPORTANT THAT YOU:

1. **COMPLETE AND RETURN YOUR PROXY FORM** if you wish to register your vote on the Resolutions BY NO LATER THAN 5.00PM ON MONDAY 15 NOVEMBER, 2004. As outlined in the Notice of Meeting and Explanatory Memorandum the Independent Directors recommend that you vote in favour of the merger proposal.

AND

2. **COMPLETE AND RETURN YOUR ELECTION FORM if you wish to participate in the Cash Out Option, Cash Sale or Exchange Sale Facility** BY NO LATER THAN 5.00PM ON MONDAY 15 NOVEMBER, 2004. Please note that if the merger proceeds and you have not returned an Election Form you will not be able to participate in the Cash Out Option or the Cash Sale or Exchange Sale Facility and will receive stapled securities in the merged group.

For your convenience, replacement Proxy and Election Forms are enclosed along with a reply paid envelope.

You do not need to complete a new Proxy or Election Form if you have already returned your form(s).

If you require further information, please contact the GPT Unitholder Information Line on 1800 350 150 (or +61 2 9278 9045 if outside Australia).

Yours sincerely

P L Joseph

Peter Joseph
Chairman of the GPT Board
as comprised by its Independent Directors

The GPT Notice of Meeting and Explanatory Memorandum is also a prospectus for Lend Lease Corporation Limited shares. It was lodged with the Australian Securities and Investments Commission on 15 October 2004. The offers of the Lend Lease shares will be made in the prospectus. Anyone wishing to acquire the shares must be a member of General Property Trust (ARSN 090 110 357) on the record date specified in the prospectus.

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement

GPT SEPTEMBER QUARTER OPERATIONAL UPDATE

1 November 2004

GPT Management Limited provides a quarterly update for the March and September quarters to supplement the Mid-year and Annual Results disclosures. The following provides a brief summary of key portfolio statistics for the quarter.

Retail Portfolio

Operations Update

The Retail Portfolio's sales performance continues to be positive, with strong sales growth in the year to September 2004. Total centre sales were up 4.3% and specialty sales up 6.0% in the year to September 2004. Across GPT's shopping centres, occupancy costs remain reasonable and, importantly, vacancies and arrears are very low.

Total centre sales growth per square metre for the 12 months to 30 September 2004 was up 4.3% (up 2.7% for the 12 months to June 2004).

Total specialty sales growth per square metre for the 12 months to 30 September 2004 was up 6.0% (up 3.8% for the 12 months to June 2004).

The specialty occupancy cost for the Retail Portfolio was 14.3% at 30 September 2004. This compares favourably with the JHD regional retail average (2002/2003) of 15.3%.

Note: The above sales figures are exclusive of Erina Fair, Floreat Forum and Melbourne Central, which are currently impacted by development.

Amongst the major retailers, the Discount Department Stores are showing the strongest performance, with MAT per square metre up 5%. Department Stores have also shown strong growth over the last 12 months, up 4%.

The strongest performing specialty commodity groups include Eating Establishments, Household Equipment, Fast Food, Newsagency/Books, Jewellery, Clothing, and Large Format Stores. The weaker commodity groups include Pharmacy/Cosmetics, Specialty Food and Discount Variety.

Continued......

Retail Portfolio Moving Annual Turnover per square metre
as at 30 September 2004
(GST Inclusive)

	Moving Annual Turnover / PSM				Occupancy Costs (%)	
CENTRE NAME	Centre ($) ^	Total Centre Growth (%)	Specialty ($)	Specialty Growth (%)	Centre (%)	Specialty (%)
Carlingford Court	5,749	(0.5%)	7,660	1.2%	8.5%	14.8%
Casuarina Square *	5,571	6.6%	8,287	9.3%	9.7%	13.5%
Charlestown Square	6,277	6.2%	10,153	6.0%	9.5%	14.6%
Chirnside Park	6,386	5.1%	8,077	6.8%	6.1%	13.0%
Dandenong Plaza	3,519	2.2%	6,117	1.7%	10.9%	15.8%
Forestway	10,042	(0.2%)	8,089	5.8%	7.2%	12.6%
Macarthur Square	5,214	3.3%	9,374	6.8%	9.3%	14.1%
Parkmore	5,175	1.6%	5,880	2.5%	7.0%	14.3%
Penrith Plaza *	6,544	4.9%	11,471	6.7%	9.7%	14.6%
Sunshine Plaza *	6,546	7.8%	9,457	9.4%	8.9%	14.4%
Woden Plaza	6,329	3.3%	8,815	4.0%	8.6%	14.2%
Wollongong Central	5,159	1.6%	8,223	2.9%	10.1%	13.8%
Total Portfolio	5,749	4.3%	8,751	6.0%	9.0%	14.3%

Centres Under Development #						
Floreat Forum	6,246	(0.2%)	4,760	(6.6%)	8.2%	15.3%
Melbourne Central	4,429	(27.5%)	5,188	(20.9%)	20.3%	20.1%
Erina Fair	5,385	(4.9%)	6,910	(27.0%)	10.6%	18.3%

* Casuarina does not include Monterey House; Charlestown does not include Charlestown Convenience Centre or Pacific Highway; Sunshine includes Plaza Parade but does not include Maroochydore Superstore or Horton Parade; Penrith does not include Red Cow Land, Riley Square, Borec House or High Street

^ Total Centre Sales include Commercial Sales that largely comprise Travel and Mobile Phones and does not include Entertainment.

Centres under development are shown for information only. Until centres have traded for a full 12 month period post development these figures do not accurately reflect underlying performance.

Homemaker Portfolio

The Homemaker Portfolio has continued to perform well, with high occupancy and continued solid rental growth. Occupancy across the Portfolio is at 98% and rental increases have averaged 7.7% at review opportunity during the third quarter of 2004.

Retail Development Update

Melbourne Central – The $245 million refurbishment and repositioning of Melbourne Central is progressing well with approximately 98% of leasing (by base rent) now committed. The remaining stages of the development will open progressively through the remainder of this year and the level 3 leisure and entertainment precinct mid 2005.

Penrith Plaza – Construction continues on the $140 million expansion of Penrith Plaza, which is due to be completed in late 2005.

Macarthur Square – Construction has commenced on the $100 million (GPT 50% share) expansion of Macarthur Square. The first stage of the development is due to open in late 2005, with the second stage, due to be complete in early 2006.

Rouse Hill – In March 2004, the masterplan DA was approved for the $1 billion Rouse Hill Regional Centre. The Town Centre, which forms part of the development, is one of the last major greenfield regional opportunities within the Sydney metropolitan area. Construction is targeted to commence early 2005 with completion anticipated in mid 2007.

Aspley Homemaker City – The $7 million repositioning of Aspley Homemaker City, which includes the construction of a new 2,100sqm, Nick Scali showroom is on programme for completion in late 2004.

Fortitude Valley Homemaker City (Stage 2) – The 16,000sqm Stage 2 is currently 64% committed and due to be completed late 2004. The completed building is being acquired for approximately $49 million, including land, and is expected to deliver a year 1 yield of 8.0% (7.8% post acquisition costs). The vendor is providing a 12 month rental guarantee upon practical completion.

Transactions

Sunshine Plaza – The Joint Venture Investment Arrangement (JVIA) with Retail Investor Pty Limited (Commonwealth Bank) was terminated on 30 September 2004, giving GPT and APPF Retail (50% joint owner) full entitlement to all future income from the centre. GPT's cost to terminate the JVIA was approximately $57 million, providing a year 1 yield of approximately 10%.

Homemaker Portfolio – Contracts have now been exchanged for the sale of two non core homemaker centres acquired as part of the Homemaker Retail Group in 2001. The centres to be sold are the IKEA Building, Prospect (for $7.5 million) and the Springwood Homemaker Centre (for $13.0 million). These sales will be settled in mid November. Following these sales and on completion of construction of the second stage of Fortitude Valley at the end of 2004, GPT's Homemaker Portfolio will consist of 13 centres with a value of approximately $445 million.

Office Portfolio

GPT's Office Portfolio continues to perform well, with 18,600 sqm leased and terms agreed over a further 15,400 sqm across the Portfolio in the three months to 30 September 2004. As a result, occupancy has increased to 93.6% across the Portfolio.

Leasing Update

The leasing results achieved over the last quarter have further improved the Portfolio's position, reducing the expiry to the end of 2005 from 14.6% of the Portfolio at June 2004 to 12.2%.

In Sydney, leasing progress continues to be made at Australia Square with 2,500 sqm leased over the quarter including: leases to JWS Services over 1,030 sqm in the Tower mid rise for 5 years commencing 1 July 2004 and to Project Control Group over 783 sqm in the Plaza Building for 5 years commencing 1 August 2004. Negotiations are in progress with a number of potential tenants for the remaining space to be leased in the Tower low rise and Plaza Building.

At the MLC Centre, ASIC have leased 1,310 sqm for a period of 2 years commencing 1 June 2004.

At 580 George Street, Lawcover have leased 850 sqm over a 10 year term commencing 1 October 2004.

At 2 Park Street, Sydney, Aldoga Aluminium has leased 530 sqm for a 10 year term and Parage Pty Limited have leased 495 sqm for a period of 8.8 years. The building is now 100% occupied, with a weighted average lease expiry of 7.4 years.

At 179 Elizabeth Street, Sydney, The Learning Group have leased 800 sqm for 8 years, commencing 18 October 2004. Upon commencement of this lease, the building's occupancy will be over 70% and there continues to be interest from several potential tenants in the remaining vacant tenancies.

At 1 Farrer Place, Merrill Lynch has leased 5,150 sqm for a 10.5 year term commencing 1 March 2005.

In Melbourne, National Wealth Management have leased 755 sqm at 530 Collins Street for a 6 year term commencing 1 October 2004.

At Melbourne Central, KAZ Technology has leased 680 sqm for a six month term commencing 1 September 2004 and 2,880 sqm for a 5 year term commencing 1 July 2005. In addition, DFS Advisory Services have leased 280 sqm for 5 years commencing 1 October 2004. The building has now achieved 99.8% occupancy in a very challenging market.

Also in Melbourne, the second of the two National@Docklands Buildings has been completed and is now occupied by the National. 570 sqm of retail space at the new National Buildings has been leased, resulting in 100% occupancy for the entire development.

In Brisbane, over 1,700 sqm has been leased at Riverside to various tenants. The building is now 99.5% occupied.

The Portfolio's focus on forward leasing to reduce potential vacancy continues, with negotiations at an advanced stage to renew a number of large tenants across the portfolio whose leases expire in 2005 and 2006.

Office Development Update

Darling Park, Stage 3 – Construction work is progressing in line with the planned program with practical completion due in mid 2006. Marsh and Mercer have leased additional space (2 floors), taking their pre-commitment to 60% of the building's space. The remaining space is being actively marketed.

Industrial & Business Park Portfolio

GPT's Industrial & Business Park Portfolio continues to maintain strong fundamentals, with occupancy of 97% and an average lease term of 5.3 years across the Portfolio.

At 11 Grand Avenue, Camellia, Brother International has leased 6,970 sqm for a period of 5 years, taking Stage 2 of the development to 100% occupancy. Progress is also being made on plans for Stage 3 of the development.

At Sydney Olympic Park, Quad 3, which was completed in June of this year, is currently 75% leased, with solid enquiry for the remaining space. Work on the development of Quad 4 has commenced and GPT is currently reviewing design options for the proposed building. A development application is expected to be lodged at the end of this year.

At the Austrak Business Park in Somerton, Victoria, management is in discussion with several parties for space at the development.

Subsequent to the end of the quarter, 6,080 sqm of space has been leased at the Citiwest Industrial Estate at Altona on a short-term lease until 30 June 2005. This takes the estate to 100% occupancy.

Hotel & Tourism Portfolio

The Hotel/Tourism Portfolio is showing solid growth. Both domestic and international demand has been strong. International visitation to Australia in 2004 is forecast to reach an all time high of 5.2 million visitors, representing 9.9% growth over 2003. The majority of this growth has been from Asia (ex Japan) and New Zealand. As highlighted in previous updates, we expect the hotel markets will continue to improve into 2005.

Ayers Rock Resort

Trading at Ayers Rock Resort is improving, in line with the growth in international visitation and as a result of the introduction of the direct Melbourne flights in June of this year. Total revenue was up 3.9% on 2003 or 5.8% up, on a like for like basis, given that Longitude 131 was closed during the first 6 months of 2004.

Longitude 131 reopened in July and is trading well.

The key performance indicators to September 2004 are shown below.

Ayers Rock Resort (incl. Alice Springs)	YTD Sept 2003	YTD Sept 2004	Variance
Rooms Available	254,200	252,400	-0.7%
Rooms Sold	148,700	154,500	3.9%
Occupancy	58%	61%	3.0%
Room Rate	$205	$206	0.5%
Total Revenue (000)	$77,800	$80,800	3.9%

Note: On a like with like basis after adjustment for the closure of Longitude 131, room rates grew by 1.7% and revenue by 5.8% to September 2004.

Four Points by Sheraton Hotel, Sydney

The Sydney four star hotel market remains strong and Four Points is performing very well within this market. Occupancy remains high and room rate growth has increased significantly, demonstrating the benefit of the refurbishment completed in ?.

The key performance indicators to September 2004 are shown below.

Four Points Sydney	YTD Sept 2003	YTD Sept 2004	Variance
Rooms Available	173,300	172,700	-0.3%
Rooms Sold	134,400	145,100	8.0%
Occupancy	78%	84%	6.0%
Room Rate	$143	$162	13.3%
Total Revenue (000)	$26,900	$32,700	21.6%

Note: The reduction in rooms available is due to the conversion of some level 1 guest rooms into the Hotel's new business centre.

P&O Resorts Portfolio

GPT acquired the P&O Resort portfolio in late July 2004. This 571 room portfolio includes eight high quality nature based resorts. Since the acquisition, integration of the portfolio has progressed well. Voyages Hotels and Resorts (the lessee of GPT's resort assets) is well advanced with the merger of all finance, marketing and related operational areas in order to maximise the synergies of the acquisition. The integration should be fully complete by early 2005.

The performance of the P&O portfolio to September 2004 is shown below:

Voyages Lodges	YTD Sept 2003	YTD Sept 2004	Variance
Rooms Available	150,200	152,800	1.7%
Rooms Sold	105,800	104,400	-1.3%
Occupancy	70%	68%	-2.0%
Room Rate	$248	$262	5.6%
Total Revenue (000)	$58,100	$60,300	3.8%

Holiday Inn Brisbane

The Holiday Inn is performing solidly with both occupancy and room rate growth over last year. Our expectation is that this will continue into 2005.

The hotel's key performance indicators are shown below.

Holiday Inn Brisbane	YTD Sept 2003	YTD Sept 2004	Variance
Rooms Available	52,100	52,600	1.0%
Room Sold	44,500	46,600	4.7%
Occupancy	85%	89%	4.0%
Room Rate	$108	$117	8.3%
Total Revenue (000)	$8,200	$8,900	8.5%

Note: Rooms Available has increased due to the addition of one guest room.

Masterplanned Urban Communities Portfolio

Rouse Hill Regional Centre - Planning is almost complete for the Town Centre and it is expected that a development application will be submitted to council by the end of 2004. Planning is also well progressed in relation to the first stage of residential development.

Twin Waters - Council have provided a preliminary approval for the first stage of development and the first dwellings have now been released for pre-sale. To date sales have progressed well with deposits having been placed on 65% of the first stage released.

For further information please call:

Nic Lyons	**Chief Executive**	02 9237 5816
Michael O'Brien	**Fund Manager**	02 9236 6235
Donna Byrne	**Investor Relations Manager**	02 9237 5844
Kieran Pryke	**Chief Financial Officer**	02 9236 6024
Mark Fookes	**General Manager Retail Investment**	02 9237 5664
Tony Cope	**Office Portfolio Manager**	02 9236 6003
Bruce Morris	**Hotel/Tourism Portfolio Manager**	02 9237 5641
Victor Georos	**Industrial/Business Park Portfolio Manager**	02 9237 5875
Martin Janes	**Masterplanned Urban Communities Portfolio Manager**	02 9277 2450

GPT Portfolio Swap & Debt Issuance Schedule
As at 30 September 2004

Overview

- Credit Rating A+ (long term), currently on credit watch
- Current gearing is 30.6%
- Weighted average cost of debt including fees and margins is 6.05%
- Weighted average length of debt is 2.9 yrs.

GPT Debt		$m
Short Term Notes, due (or rolled) within 3 months		$992
Medium Term Notes		
Floating Rate due in 1 year		$225
Fixed Rate, due in 1 year	(1)	$100
Floating rate, due in 2 years		$330
Fixed Rate, due in 2 years		$260
Fixed Rate, due in 4 years	(2)	$250
Floating rate, due in 4 years		$100
Floating rate, due in 9 years		$12
Fixed Rate, due in 9 years	(3)	$200
CPI Bonds, due in 2029		$125
Total Debt		**$2,594**

GPT Interest Rate Management		
Floating	(4)	$134
Current Swaps		$1,975
Fixed	(1)(2)(3)	$360
CPI		$125
Total		**$2,594**

(1) $100m has been swapped to floating
(2) $150m has been swapped to floating
(3) $200m has been swapped to floating
(4) Floating debt after taking into account current swaps

Current effective interest rate after fees & margins is 6.05% on $2,594m of debt outstanding.

Debt Maturity Profile (as at 30 September 2004)



$1,200
$1,000
$800
$600
$400
$200
$0
$millions
$992
$325
$690
$250
$100
$212
$125
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2029
maturity
Debt

Current Interest Rate Hedging

Hedging Position As at	Average Rate Incl Margins & Fees	Total Principal Amount $ millions	Principal amount of derivative financial instruments $ millions	Principal amount of fixed rate borrowings $ millions
30 September 2004	6.05%	2,460	1,975	485
31 December 2004	6.06%	2,550	2,065	485
31 December 2005	6.16%	2,660	2,175	485
31 December 2006	6.13%	2,376	2,151	225
31 December 2007	6.11%	1,888	1,722	166
31 December 2008	5.97%	1,249	1,124	125
31 December 2009	6.01%	855	730	125
31 December 2010	6.05%	655	530	125

Fixed Exposures & Weighted Average Cost (Including Margin & Fees)



3,000
2,500
2,000
1,500
1,000
500
-
$millions
6.20%
6.15%
6.10%
6.05%
6.00%
5.95%
5.90%
5.85%
Average Interest Rates
6.05%
Sep-04
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
maturity
Fixed Exposures
Swaps
Callable & Knockout Swaps (6%, 6.5%, 6.75% & 7% KO)
Average Fixed Rate